Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes Bill Downe Bank of Montreal Announcement, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Important Message from Bill Downe on BMO’s Announcement to Acquire Marshall & Ilsley Corporation
This is a very significant day for our company. Today BMO Financial Group announced the signing of a definitive agreement with Marshall & Ilsley Corporation. The Milwaukee-based bank will become part of BMO in a stock-based deal. See the news release.
This is positive news because in every important dimension — values, business mix, customer focus, vision and culture — there is consistency. The transaction meets all the criteria we set when we first made the commitment to expand in the U.S.
M&I is well known to many of us; admired and respected in the Midwest and nationally. From 374 locations in Wisconsin, Indiana, Illinois, Minnesota, Missouri, Kansas, Nevada, Arizona, and Florida it provides banking, trust and investment management, equipment leasing, mortgage banking, financial planning, investments, insurance services and data processing.
M&I was founded on the principles of quality and service. Quality is paramount. Service is the cornerstone on which they do business. Marshall & Ilsley Corporation is one of the U.S.’s premier financial institutions — and for M&I employees, customers are the priority.
The way in which we compete is highly complementary. The strong Midwest bank that will result from merging Harris and M&I will be focused on one thing: the success of our customers. Those customers will benefit from a regional bank dedicated to their interests.

Today, we also welcome a new leader who will be joining our company. It is a pleasure to announce that Mark Furlong, upon closing, will become President and CEO of Personal and Commercial Banking in the U.S. Mark is an experienced executive and he will move us forward and build this business. Based in Chicago, he will report to me, and join the bank’s Management Committee. Currently, Mark is Chairman, President and Chief Executive Officer of Marshall & Ilsley Corporation. He joined M&I in 2001 as Senior Vice-President and Chief Financial Officer. Mark has been CEO since 2007. Prior to joining M&I, he served as an Audit Partner with Deloitte & Touche and held senior executive positions with Southwest Bank of St. Louis, H.F. Ahmanson & Co., and Old Kent Financial Corporation. Mark is a member of several boards including the United Way of Greater Milwaukee.
And I’m equally pleased to announce that upon closing, Ellen Costello will be appointed U.S. Country Head and will remain CEO of Harris Financial Corp. With governance oversight for all of our U.S. operations, Ellen will continue to play a leadership role in our U.S. businesses. She will continue reporting to me and remain a member of the bank’s Management Committee. She will continue providing strong leadership of P&C U.S. as CEO until closure of the acquisition.
The work of building a strong integration team, one equally representing M&I, Harris and BMO, has begun. Mark, in partnership with Ellen, will lead the integration efforts to merge our U.S. P&C businesses. Subject to the necessary regulatory approvals, the acquisition should close by the end of July.

The deal we announced today not only provides significant banking scale, an expanded reach, and a larger customer base, it provides a platform for growth and the rare opportunity to significantly expand in the U.S. and leverage our greatest strengths: our brand and reputation.

BMO, like M&I, has a tradition of community banking and where we’ve been the most closely attached to the community is where we’ve been most successful.
Let me sum up what this announcement today means for each of our key stakeholders:
For customers: It is our customers’ success that defines our success and we have the opportunity to be a compelling choice everywhere we have a presence. At the core will be a strong brand — one known for bankers who always put the customers interests’ first. One that guides customers in maintaining balance when it comes to: controlling spending, growing savings, borrowing smartly and investing wisely. It’s where customers most value the help of a bank and where we are most capable.
For employees: Growth brings opportunities which is good news overall for employees of Harris and M&I. Geographic overlap between the two banks is limited but having discipline in the way we operate means limiting duplicate roles and functions. Following the closing, we will work to reach the right and fair decisions to move the organization forward.
For shareholders: We are investing in new opportunities that align with our strategy to maximize earnings growth across all North American businesses.
For communities: Like BMO, M&I and Harris are both rooted in the communities they serve.
M&I’s and Harris’s priorities and the way employees think about their community are critically important to the success of the business and our communities — old and new — can be assured we will continue to be a strong and active presence in Chicago, Milwaukee and other Harris and M&I markets.
As we move ahead, you will be hearing more about our progress. We will be dedicating a section of BMO Harris Central to provide updates, which will enable the entire company to stay informed.
To our new co-workers: welcome to BMO Financial Group. Over the next few weeks, you can play an important role in helping your customers recognize that the things that are special about the way you have done business are going to continue — and your commitment to the community is going to be retained.
Helping customers be successful is something we think about all the time — it is why we aspire to be the bank that defines great customer experience.
Bill
Additional Information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.